UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2019 (Report No. 4)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Anticipated Liquidation of Therapix Healthcare Resources, Inc.

On July 26, 2018, and as amended in July, August and October 2018, Therapix Biosciences Ltd. (the “Company”) entered into an agreement for convertible loans (the “Agreement”) with Therapix Healthcare Resources Inc., a Delaware corporation (“THR”). On July 31, 2018, THR entered into an asset purchase agreement with a third party for equipment, a laboratory and patient medical records.

On October 3, 2018, the Company converted an aggregate of approximately $1.63 million of convertible loans issued under the Agreement and, as a result of such conversion and other non-cash startup expenses previously provided to THR, the Company obtained an equity ownership interest of 82.36% in THR. The Company currently has approximately $667,000 in convertible loans outstanding to THR.

Dr. Ascher Shmulewitz, the Company’s chairman and chief executive officer, serves as the chairman of THR. Dr. Shmulewitz did not receive compensation in his capacity as chairman of THR. THR was engaged in operating pain treatment clinics to treat an assortment of different pains, including, acute pain, spine pain, chronic headaches, cancer pain, oral/maxillofacial pain, neuropathic pain and rheumatologic/myofascial pain.

Due in part to significant losses incurred by THR, as well as its failure to maintain required licenses to operate its facilities, THR anticipates that it will commence liquidation of its assets in the near future. The liquidation of THR’s remaining assets, or potential claims that may arise from the liquidation and dissolution of THR may adversely affect the Company’s reputation or divert management’s attention in the event of any material litigation. At this time, neither the Company nor THR is able to estimate reliably the timing and results of the proposed liquidation or of any consequences that may occur as a result thereof.

Investigator-Initiated Investigational New Drug Application

In March 2018, the U.S. Food and Drug Administration cleared the Investigator-Initiated Investigational New Drug application (the “iIND”) for THX-110 in the treatment of chronic low back pain (the “Program”). As of the date hereof, enrollment for this iIND has not been initiated. As such, the Company is examining alternatives for conducting the Program.

Forward Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements in this report include statements regarding the anticipated liquidation of Therapix Healthcare Resources Inc. and the iIND and alternatives for THX-110. Because such statements deal with future events and are based on Therapix’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Therapix could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Therapix’s Annual Report on Form 20-F filed with the SEC on April 30, 2018 and in subsequent filings with the SEC. Except as otherwise required by law, Therapix disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.
Date: March 26, 2019
	By:	/s/ Oz Adler
Name: Oz Adler Title: Chief Financial Officer

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